

HOTELSBYDAY
2020 Report

Dear investors,

The hotel and commercial real estate industries are going through dramatic transformations and HotelsByDay is forging a voice of innovation in the midst of the pandemic chaos.

For 5 years, we are securing hotel daytime services for guests that need booking flexibility, by day.

Some recent metrics:

- YOY 105% increase in supply
- YOY 182% increase in loyalty members
- YOY 178% increase in Work Pass bookings (Vs Leisure)
- 61% of bookings from repeat guests
- 5X product diversification, expanding beyond Hotel Dayrooms to Work pass, Meeting rooms, CoWorking pass, Pool pass, Gym Pass and Parking pass

HotelsByDay is raising a $1M round to capitalize on daytime hotel real estate.
 For more info on our vision: review our pitch deck.

We need your help!

At this stage of the game, what our company needs most help in is with Marketing. in all its forms: from email campaigns to geo-fencing at airports, to multi-level retargeting, building string pipeline of content, Search Engine Marketing, Facebook ads, and finally: building community based networks. We need all the experience we can accumulate and are looking forward to connecting with our investor base to build HotelsByDay into a power-house!

Sincerely,

Yannis Moati

CEO

Our Mission

We're building the one-stop shop for all your day time activities! Sort of an Expedia for day-activities! From booking a conference room, to a day room, or spend the day by the pool and be pampered in a luxurious sauna. We have it all for you, and we're now bringing our easy-to-use platform to the millions of travelers and hoteliers across the globe.

See our full profile

















How did we do this year?

Report Card

B+

The Good

- partial funding
- update of tech
- new sales team

The Bad

- furloughs
- sales
- profitability

2020 At a Glance

January 1 to December 31

$$$$

$243,306 [42%]
Revenue

-$112,848
Net Loss

IOU!

$66,521 +13%
Short Term Debt

$0
Raised in 2020

$165,878
Cash on Hand
As of 03/30/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Historically, hotels have been unwilling to offer rooms just for the day, sticking instead to rigid check-in and -out times. We created HotelsByDay to make it easy for guests to book single day stays and hotel amenities and for hoteliers to load inventory in just a few clicks. Intuitively, it makes sense. Financially, it does too – we've brought in $12M+ in gross booking revenues that simply did not exist before we launched the company!

We're building the one-stop shop for all your day time activities! Sort of an Expedia for day-activities! From booking a conference room, to a day room, or spend the day by the pool and be pampered in a luxurious sauna. We have it all for you, and we're now bringing our easy-to-use platform to the millions of travelers and hoteliers across the globe.

Milestones

Hotels By Day, LLC was incorporated in the State of New York in July 2014.

Since then, we have:

- $12M+ in gross bookings revenue to date.

- 50% guests are repeat users.

- 1000+ hotels signed

- 200K+ bookings.

- Featured on Shark Tank.

- Sells all idle space at a hotel, from dayrooms to conferences, spa, gym, pool passes, FB and events.

- CEO has 20 years of experience in hospitality.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $243,305.79 compared to the year ended December 31, 2019, when the Company had revenues of $416,510.33. Our gross margin was 93.01% in fiscal year 2020, compared to 96.61% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $244,430.54, including $68,267.73 in cash. As of December 31, 2019, the Company had $189,667.80 in total assets, including $15,504.99 in cash.

- *Net Loss.* The Company has had net losses of $112,848.29 and net losses of $103,090.89 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $226,518.70 for the fiscal year ended December 31, 2020 and $58,907.67 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $630,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hotels By Day, LLC cash in hand is $165,877.90, as of March 2020. Over the last three months, revenues have averaged $16,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $14,000 per month. Our intent is to be profitable in 1 months.

- YOY 105% increase in supply
- YOY 182% increase in loyalty members
- YOY 178% increase in Work Pass bookings (Vs Leisure)
- 61% of bookings from repeat guests
- 5X product diversification, expanding beyond Hotel Dayrooms to Work pass, Meeting rooms, CoWorking pass, Pool pass, Gym Pass and Parking pass

HotelsByDay is raising a $1M round to capitalize on the future of work and secured 20% of that sum.

We expect our revenues to grow by 50% in the next 6 months thanks to the vaccination campaign and the expected roaring 20's

Net Margin: -46% **Gross Margin: 93%** **Return on Assets: -46%** **Earnings per Share: -$424.24**

Revenue per Employee: $243,306 **Cash to Assets: 28%** **Revenue to Receivables: 577%** **Debt Ratio: 93%**

Balance_Sheet_-_2019_HotelsByDay.pdf

Profit_and_Loss_-_2019_HotelsByDay.pdf

ProfitandLoss_yr_2020__Initialed___dated.pdf

Balance_Sheet_YR_2020__initialed___dated.pdf

We ❤ Our 236 Investors

Thank You For Believing In Us

Stanley Forwand	Andrew Richardson	Darron Kitterman	Juan P Cuevas	Hunter Williams	Harold Albaugh	David Gillie
Jill Powell	Vern D Reynolds	Jason Thomas	Lachionte Culpepper	Brent Stephney	Mike Dowdle	Orlando Vega
Evan J SEGAL	Mark Nelson	Henrique De Castro Lacer...	Pranee Young	Winston Ibrahim	Sarah Bonner/Herbert Ca...	Sam Gray
Michael Riepen	Dan Ohlson	Andrew Coppola	Matthew Small	Stephen Rodriguez	Jatin Shah	Sonia McKiver
Steve Land	Eddy Kaljic	Sean Christmann	LaFoy Thomas	Stefano Vettorazzi	Christopher Khan	Charles Johnson
Lauren J. Beebe	Shalin Shah	Scott Olson	Lee Jun Vimala	Lyle Notice	Steve Aitken	Luis Gabriel Cabrera Mora
Terrence Billings	Srinivas Sistla	Ean Soh	Rob Lauria	Crystal Blasius	Antonio Capela	Carl Lumma
Justin Keith Reeger	PEDRO DORREGO	Adrian Van Luven	Dave Hellman	Eerika Smith	Andreas Lobel	Patricha Paul
James Harbal	Lance Keast	Philip WILSON	Oluwafemi Opeyemi Olad...	Ray Yip	Puneet Agrawal	Brett Grossman
Matt Allred	Tan Quan Nguyen	Johnn Belt	Stelanie Lu Vetta Marshall	Adli Sakka	Sami Robbana	Jason Malki
Suresh Goel	Zbynek Drab	Dwayne Robinson	Andrea Tabei	Todd Gilbert	Sachin Mohan	Rich Evans
Dmytro Arshynov	Dion Lancia	Gary Abra Sr.	Ayanna Walker	Paul Washington	Laurence Brett Wiener	Daniel Berman
David Kircos	Shlomo Ben Nasser	Barry Rabkin	Cassandra Gay	Lavar Martin	George AWAD	Loryn Higgins
Michael Witt	Evan Simpson	Janus Kiong	Mike Dubnoff	Darly M LUELLEN	Marek Vrba	Ozzy Akay
Joseph Quickle	Cody Heisinger	Jose Guevara	Balakrishnen Varadarajan	Mondell G. Crosby	Daniel Morales	Jasmit Singh
Thomas Von Schimonsky	Gopal Mohapatra	Cristina Carta Villa	Ariel Barbouth	Christopher Singh	James P Turley	Midhat Qidwai
Larry Reinheimer	Jerry Lee Culliton	Trang Nguyen	Dimath Alyemni	Frank J Gallo Jr	Barbro Ehnbom	Peter Hofmann
Angleen Malik	Jesus Aguilar	Derek Vasapollo	Christian Phillips	Patrik Schnell	Tige Johnson	Joel Mentor
Elsa Memmi	Wassim Hassan Subratty	Francisco Sauceda Jr	Walter Rowntree	Kevin Tom	William Bogle	Daniel George
Brian Augenstein	Jonah Matteo Nagelberg	Jerome Hannon	Denese Persad	V Gage Reynolds	Lainey I Reynolds	Erika Seltz
Sreenatha R Palnati	Jay Katz	Thomas Blundell	Elizabeth Tsai	Kimberly Edwards	Owen Blicksilver	Christine Carranza
James G Jennings	Ivan Narandja	Cara Leising	Thomas Forrester	Tri Q Bui	Jordan Shields	Darren Phillipson
Joseph Guichet	Christina Lopes	Denise Luhman	William Shaw	Eric Wells	Andrew Williams	Anne R. Marcelino
Nevra Ledwon	Fred Adriance	Matthew DeNuzzo	Dante Bradley	John Josil	S.R.F. Smith III	Suresh Potluri
Jean David Boujnah	John Burns	Imran Contractor	Poul Hornsleth	Pierre Abitbol	Arjun Jolly	Cecil Isaac
Herbert Dwyer	Anup Singh	Andrew Seva	Caleb Avery	James Kuo	John William Polomny	Frank Forsberg
Kenneth Amoah	John C. Gulla	Jesus Navarro	Ajay Keshri	Paresh G Vallabh	Joedaycya Sanders	Charles Morton
Omar Haneef	Emmanuel MANARDO	Frantz PetitFrere	David Christensen	Ashour Enwiya	Ricky Alcantara	Sudheep Pavithran
Evan Andrews	De Angelo Shears	Issei Suzuki	Timothy A Duffy	Erik Dwyer	Peter Van Dorn	Paul Camp
Anthony G Quadros Sr	Roger M Bean	Rafael Gonzalez Alonso	Tyrell Johnson	Thomas Griffith	Silvestre G Suga III	Ivan Delgado
Eleonore Dailly	Sanjeev AHUJA	Diana Olteanu	Gloria Su	Roy Ofir	Sarah Salanic	Raman Sundararajan
David Salanic	Allen Dronko	James McArdle	Carl Hayes	Lisa Russell	Aymen B	Kenneth Forsythe
Kevin McAlpin	Gulab Tejwani	Sabih Anwer Banty	Rashawn Curry	Kent Leach	Kalpesh Rathod	Senthilvel Chenniappan
Eddy Kaljic	Rosalba Cacciato	Nicolas Ronco	Paulette Delapenha	Jose Ponce Diaz		

Thank You!

From the HotelsByDay Team



Yannis Moati
CEO



Tony Cheung
Tech, Finance, Product
Manager

*10 years experience in financial
industry. B.S. in IT.*



Loulu Lima
Business Development

*20+ yrs in hospitality,
specializing in sales, marketing,
hotel distribution, & revenue
management.*



Kellie Pelletier
Public Relations
Consultant

*Award-winning PR professional
with 20+ years experience in
consumer travel, e-
commerce/technology,*



Eddy Kaljic
Head of Partnerships

*B2B evangelist, signed over 200
properties and counting.
HotelsByDay culture maker.*



Kyle Blasco
CMO

*6+ years as Marketing project
manager leading teams at USA
based marketing agencies.
Responsible for HotelsByDay's
agile growth.*



Raul Rey
CTO

*Established engineer and tech
project manager for leading
website applications. 2+ years
CTO at HotelsByDay executing a
complete tech overhaul.*

Details

The Board of Directors

None.

Officers

OFFICER	TITLE	JOINED
Yannis Moati	CEO	2014
Eddy Kaljic	Director of Sales	2016
Tony Cheung	Principal Accounting Officer	2014

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Yannis Moati	88,667 Units	33.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2014	$80,000	Common Stock	Section 4(a)(2)
08/2014	$550,000	Units	Section 4(a)(2)
12/2018	$102,051		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Units	266,666.67	266,666.67	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Tony Cheung and Eddy Kaljic are part-time officers, which may result in diminished time being committed to the company.

We could be subject to a breach of our technology which would result in a loss of privacy for our customers.

If a sex ring is caught using our app, the publicity could be damaging to our reputation and brand.

In an economic recession, people tend to spend less money on luxuries, including hotels. In the case of an economic recession, this could cause a downward trajectory to our revenues.

Loss of team talent due to poor funding. We are reliant on a small management team and a loss to any of these key members along with a failure to attract new talent may be problematic for our business.

Antiquated hospitality technology makes it very difficult for us to integrate or persuade businesses to use our technology.

Competition with other larger travel companies could limit our expansion. Expedia is an example of a competitor.

A failure to maintain our current customer base or to attract new customers, would negatively affect our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A lack of funding to scale our business may be detrimental to progress. We are relying on investments to scale our company to greater profitability.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best

interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hotels By Day, LLC
- New York Limited Liability Company
- Organized July 2014
- 1 employees

64 Beaver Street
New York NY 10004

http://www.hotelsbyday.com

Business Description

Refer to the HotelsByDay profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HotelsByDay is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.